Exhibit 99.1

ICON Reports Third Quarter 2015

Highlights

  Gross business wins of $518 million, representing a gross book to bill of 1.31. Net business wins of $475 million, representing a net book to bill of 1.20.
  Quarter 3 net revenue of $395 million, a 1.8% increase year on year and a 4.1% increase on a constant dollar organic basis.
  Income from operations up 20.1% year on year to $71.4 million or 18.1% of revenue.
  Earnings per share of $1.02, up 29% year on year.

DUBLIN--(BUSINESS WIRE)--October 27, 2015--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2015.

In the third quarter net revenue grew 1.8% year on year to $394.7 million from $387.6 million in the same quarter last year. This represented 7.5% constant currency growth and 4.1% constant dollar organic growth year on year.

Income from operations increased by 20.1% to $71.4 million or 18.1% of revenue compared to $59.4 million or 15.3% for the same quarter last year.

Net income increased by 22% to $61.5 million or $1.02 per share on a diluted basis, compared with $50.3 million or $0.79 per share for the same quarter last year.

Year to date revenue for 2015 increased by 5.2% to $1,171.6 million from $1,113.2 million in 2014. This represented 9.3% constant currency growth and 4.4% constant dollar organic growth year on year.

Year to date income from operations for 2015, increased by 37% to $206.2 million or 17.6% of revenue, compared with $150.9 million or 13.5% of revenue in the previous year.

Year to date net income for 2015 increased by 38% to $176 million, compared with $127.3 million last year. Year to date earnings increased by 43% from $2.87 per share on a diluted basis compared to $2.01 per diluted share last year.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account were 46 days at September 30, 2015, compared with 45 days at the end of June 2015.

For the quarter ended September 30, 2015, cash generated from operating activities was $74 million, capital expenditure was $12.2 million and $230 million of shares were repurchased as part of the $400 million share repurchase programme announced in July 2015. As a result, at September 30, 2015, the company had net debt of $33 million, compared to net cash of $132 million at June 30, 2015.

CEO, Ciaran Murray commented “ Quarter three was another strong quarter for ICON. We achieved net new business wins of $475 million, which represented a book to bill of 1.2 and grew our backlog by 8% over last year. Revenue grew sequentially to $395 million representing 4.1% constant dollar organic growth over the same period last year. Our operating margin expanded to 18.1% and as a result earnings per share increased 29% year over year to $1.02.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its third quarter conference call today, October 27, 2015 at 9:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 77 locations in 38 countries and has approximately 11,700 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc Consolidated Income Statements (Unaudited) Three and Nine Months ended September 30, 2015 and September 30, 2014 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
Revenue:
Gross revenue	$557,095	$519,127	$1,584,559	$1,502,075
Reimbursable expenses	(162,354)	(131,538)	(412,930)	(388,832)

Net revenue	394,741	387,589	1,171,629	1,113,243

Costs and expenses:
Direct costs	226,555	229,963	679,593	673,291
Selling, general and administrative expense	82,435	84,466	243,310	251,036
Depreciation and amortization	14,366	13,737	42,535	38,207

Total costs and expenses	323,356	328,166	965,438	962,534

Income from operations
	71,385	59,423	206,191	150,709
Net interest expense	(647)	109	(660)	162

Income before provision for income taxes
	70,738	59,532	205,531	150,871
Provision for income taxes	(9,196)	(9,216)	(29,534)	(23,577)

Net income	$61,542	$50,316	$175,997	$127,294

Net income per Ordinary Share:

Basic	$1.05	$0.81	$2.95	$2.06

Diluted	$1.02	$0.79	$2.87	$2.01

Weighted average number of Ordinary Shares outstanding:

Basic	58,681,332	61,878,429	59,735,791	61,863,332

Diluted	60,391,448	63,442,607	61,349,827	63,434,260

ICON plc Summary Balance Sheet Data September 30, 2015 and June 30, 2015 (Dollars, in thousands)

	September 30,	June 30,
	2015	2015
	(Unaudited)	(Unaudited)

Cash and short-term investments	316,987	192,196
Debt	(350,000)	(60,000)
Net (debt)/cash	(33,014)	132,196

Accounts receivable	386,590	358,008
Unbilled revenue	195,646	173,614
Payments on account	(294,774)	(268,494)
Total	287,462	263,128

Working Capital	107,377	260,485

Total Assets	1,812,792	1,636,254

Shareholder's Equity	863,266	1,022,212

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 1 291 2000
CFO
or
Simon Holmes, +353 1 291 2000
EVP IR & Corporate Development
http://www.iconplc.com